Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Madison Technologies, Inc. (“the Company”) had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its common stock, par value $0.001 per share (the “Common Stock”).

Description of Common Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”) and the Company’s Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. The Company encourages you to read its Articles of Incorporation, Bylaws, and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized Capital Shares

As of December 31, 2020, the Company’s authorized capital shares consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), of which 100,000, 100 and 10,000 shares of Preferred Stock have been designated as Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively. As of December 31, 2020, there were 23,472,565 shares of Common Stock issued and outstanding and 92,999, 100 and 0 shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock issued and outstanding, respectively.

Voting Rights

Holders of the Company’s Common Stock are entitled to one vote per share on all matters voted on by the Company’s shareholders, including the election of directors. The Company’s Articles of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of the Company’s Common Stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the Common Stock, to receive any dividend declared by the Company’s board of directors.

Liquidation Rights

If the Company is voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of Common Stock held by them.

Description of Preferred Stock

Series A Preferred Stock

Holders of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board out of funds legally available therefor, dividends at a rate of three percent (3%) per annum. Each share of Series A Preferred Stock shall be convertible, at the option of the Holder, into 3,420 shares of Common Stock, subject to anti-dilution adjustment if the Company has more than 360,000,000 shares outstanding on a fully diluted basis. Each Holder shall be entitled to the whole number of votes equal to the number of shares of Common Stock into which such holder’s Series A Preferred Stock would be convertible on the record date for the vote or consent of stockholders. The Series A Preferred Stock shall rank senior with respect to all other equity securities upon the liquidation, dissolution and winding up of the Company. At no time may any holder convert into common stock if such conversion would cause the holder to beneficially own more than 9.9% of the Company’s common stock.

Series B Preferred Stock

The Series B Preferred Stock are not entitled to any dividends (unless specifically declared by our Board), but will participate on an as-converted-to-common-stock basis in any dividends to the holders of our common stock. Each share of Series A Preferred Stock shall have the right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. The shares of Series B preferred Stock will carry a number of votes equal to 51% of all voting shares of every class, including 51% of all of the issued and outstanding shares of common stock on the date of any shareholder vote, such that such Series B Preferred Stock shall always possess the majority of voting rights.. The Series B Preferred Stock does not have any redemption rights or any conversion rights.

Series C Preferred Stock

Holders of Series C Preferred Stock shall be entitled to receive, when and as declared by the Board out of funds legally available therefor, dividends at a rate of two percent (2%) per annum. Each share of Series A Preferred Stock shall be convertible, at the option of the Holder, into 100 shares of Common Stock. Each Holder shall be entitled to the whole number of votes equal to the number of shares of Common Stock into which such holder’s Series A Preferred Stock would be convertible on the record date for the vote or consent of stockholders. The Series C Preferred Stock shall rank senior with respect to all other equity securities except the Series A Preferred Stock upon the liquidation, dissolution and winding up of the Company. At no time may any holder convert into common stock if such conversion would cause the holder to beneficially own more than 9.9% of the Company’s common stock.

Applicable Anti-Takeover Law

Set forth below is a summary of the provisions of the Company’s Articles of Incorporation and Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by reference to the Articles of Incorporation, Bylaws and relevant provisions of the Nevada Revised Statutes.

Board of Directors Vacancies

The Company’s Bylaws authorize only its board of directors to fill vacant directorships. In addition, the number of directors constituting the Company’s board of directors may be set only by resolution of the majority of the incumbent directors.

Special Meeting of Shareholders

The Company’s Bylaws provide that special meetings of its shareholders may be called by the president of the Company, the board of directors, the Chairman of the Board or by shareholders holding not less than one-tenth (1/10) of the voting power of the Company.

Authorized but Unissued Share

The Company’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The Company’s transfer agent and registrar is Action Stock Transfer whose address is 2469 E. Fort Union Blvd., Suite 214, Salt Lake City, Utah 84121.

Listing

The Company’s Common Stock is listed on OTCQB under the symbol “MDEX.”